

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2023

Channing Au
Chief Financial Officer
Value Exchange International, Inc.
Unit 602, Block B, 6 Floor, Shatin Industrial Centre
5-7 Yuen Shun Circuit
Shatin, N.T., Hong Kong SAR

> **Re: Value Exchange International, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed April 15, 2022**
> **File No. 000-53537**

Dear Channing Au:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Paul Richter